SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C.  20549



                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



(Mark one)


 X    Annual Report pursuant to 15(d) of the Securities Exchange
Act of 1934 (Fee required)

   For the fiscal year ended December 31, 1995.
                                OR
      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

   For the transition period from                 to


   Commission file number 1-8864.

   A.  Full title of the Plan:

       USG CORPORATION INVESTMENT PLAN (Formerly USG
       CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

       USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS  60606

                       REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1995.



Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              USG CORPORATION INVESTMENT PLAN



                              By: /s/ H.E. Pendexter
                                     --------------------------------
                                     H. E. Pendexter, Jr.
                                     Member of Pension and Investment
                                     Committee


Date: March 29, 1996

                            USG CORPORATION
                            INVESTMENT PLAN


                           REPORT ON AUDITED
                       FINANCIAL STATEMENTS AND
                        SUPPLEMENTAL SCHEDULES


                YEARS ENDED DECEMBER 31, 1995 AND 1994

TABLE OF CONTENTS



  INDEPENDENT AUDITORS' REPORT

  FINANCIAL STATEMENTS:

     Statement of Net Assets Available
      for Plan Benefits

     Statement of Changes in Net Assets
       Available for Plan Benefits

     Notes to Financial Statements


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End

     II.  Schedule of Reportable Transactions

                     INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION
CHICAGO, ILLINOIS

We have audited the accompanying statement of net assets available for plan benefits of the USG Corporation Investment Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hill, Taylor & Co.


February 23, 1996



                      USG CORPORATION INVESTMENT PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        DECEMBER 31, 1995 AND 1994

                                   1995

                       USG COMMON              FIXED             GOVERNMENT           EQUITY
                         STOCK                INCOME             INVESTMENT           INDEX        BALANCED
                         FUND                  FUND                FUND                FUND            FUND
ASSETS:
 Investments at
  Market            $  15,965,324     $     121,017,261     $     4,490,474     $    21,878,533    $8,292,660

Receivables:
 Employer
  contributions
  receivable                  ---             5,506,150                 ---                 ---            ---
 Employee loans
  receivable                  ---                   ---                 ---                 ---            ---
 Employee
  contributions
  receivable                6,807                15,719               1,449               6,411          4,737

 Interest and
  dividend receivable          98               215,820              20,761                   2             27

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures                  ---                   ---                 ---            956,988         852,825

 Total Receivables           6,905             5,737,689              22,210            963,401         857,589

 Total Assets           15,972,229           126,754,950           4,512,684         22,841,934       9,150,249

LIABILITIES:

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures              214,573              2,794,811            124,186                ---             ---


 Total Liabilities         214,573              2,794,811            124,186                ---             ---

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS   $  15,757,656        $   123,960,139       $  4,388,498     $   22,841,934     $ 9,150,249


                                      FORFEITURE          INVESTMENT
                       GROWTH           CASH                 PLAN
                       FUND            ACCOUNT               LOANS                TOTAL
ASSETS:
 Investments at
  Market            $ 11,173,418    $       56,911      $         ---      $   182,874,581

 Receivables:
  Employer
   contributions
   receivable                ---               ---                ---            5,506,150
  Employee loans
   receivable                ---               ---          5,447,027            5,447,027
  Employee
   contributions
   receivable              6,863               ---                ---               41,986

 Interest and
  dividend receivable          1               281                ---              236,990

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures          1,303,996            33,690             904,717           4,052,216

 Total Receivables     1,310,860            33,971           6,351,744          15,284,369

 Total Assets         12,484,278            90,882           6,351,744         198,158,950


LIABILITIES:

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures               ---                 ---                ---           3,133,570


 Total Liabilities          ---                 ---                ---           3,133,570

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS  $ 12,484,278        $    90,882       $  6,351,744     $   195,025,380



The accompanying notes to financial statements are an integral part of these statements.


                      USG CORPORATION INVESTMENT PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            DECEMBER 31, 1995 AND 1994


                                   1994
                     USG COMMON         FIXED         GOVERNMENT        EQUITY
                       STOCK            INCOME        INVESTMENT        INDEX            BALANCED
                       FUND              FUND            FUND           FUND               FUND

ASSETS:
 Investments at
  Market          $  8,762,990      $  102,620,928   $   4,101,758   $  14,158,971    $ 5,816,611

 Receivables:
  Employer
  contributions
  receivable               ---          14,000,000             ---             ---            ---
  Employee loans
   receivable              ---                 ---             ---             ---            ---

  Interest and
   dividend
   receivable               86              63,856          18,139              23             16

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures           238,879                ---          30,870           17,811          3,722

 Total Receivables      238,965         14,063,856          49,009           17,834          3,738

 Total Assets         9,001,955        116,684,784       4,150,767       14,176,805      5,820,349


LIABILITIES:
 Benefits payable        45,801          1,694,367         108,221          156,119         43,648

 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures               ---            137,691             ---          108,836          5,231

 Total Liabilities       45,801          1,832,058         108,221          264,955         48,879

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS  $ 8,956,154        $114,852,726    $ 4,042,546     $ 13,911,850     $5,771,470

                                     FORFEITURE            INVESTMENT
                       GROWTH          CASH                   PLAN
                       FUND           ACCOUNT                 LOANS                   TOTAL
ASSETS:
 Investments at
  Market           $  6,058,221      $ 29,121               $     ---          $   141,548,600

 Receivables:
  Employer
   contributions
   receivable              ---             ---                     ---              14,000,000
  Employee loans
   receivable              ---             ---               5,240,156               5,240,156

  Interest and
   dividend
   receivable               16             127                     ---                   82,263

  Pending transactions
   from participants'
   elections for
   transfers between
   funds or
   forfeitures             ---           5,911                     ---                  297,193

 Total Receivables          16           6,038               5,240,156               19,619,612

 Total Assets        6,058,237          35,159               5,240,156              161,168,212


LIABILITIES:
 Benefits payable       63,872          17,424                     ---                2,129,452


 Pending transactions
  from participants'
  elections for
  transfers between
  funds or
  forfeitures           45,435              ---                363,448                  660,641


 Total Liabilities     109,307           17,424                363,448                2,790,093

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS  $5,948,930        $  17,735            $ 4,876,708            $ 158,378,119


The accompanying notes to financial statements are an integral part of these statements.

                      USG CORPORATION INVESTMENT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  YEARS ENDED DECEMBER 31, 1995 AND 1994

                                   1995

                           USG COMMON        FIXED           GOVERNMENT          EQUITY

                             STOCK           INCOME          INVESTMENT          INDEX           BALANCED
                             FUND             FUND             FUND               FUND              FUND

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year  $   8,956,154     $ 114,852,726      $  4,042,546    $  13,911,850     $ 5,771,470

ADD (DEDUCT):
Corporation
 contributions                   ---         8,031,143               ---              ---              ---

Employee
 contributions             1,926,937         8,776,541           553,605        2,152,522        1,277,618
                           1,926,937        16,807,684           553,605        2,152,522        1,277,618

Income from investments:
  Dividend income                ---               ---               ---          451,179          220,314
  Interest income              2,411          7,209,145          248,810              315              486
  Realized gain (loss)
   on sale of
   investments              (245,236)               ---              ---          175,248          206,491
  Unrealized
   appreciation
   for the year            5,496,461                ---              ---        4,933,282          961,587
                           5,253,636          7,209,145          248,810        5,560,024        1,388,878

Benefit payments and
  participant
  withdrawals               (342,218)         (8,469,035)       (259,936)        (760,126)        (201,243)

Participants' elections
  for transfers
  between funds              (71,044)         (4,924,839)       (208,328)       1,937,298          804,570

Withdrawals from funds        34,191          (1,515,542)         11,801           40,366          108,956
  due to loans

Net increase in
  assets during
  the year                 6,801,502           9,107,413        345,952         8,930,084        3,378,779

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year         $   15,757,656      $  123,960,139    $ 4,388,498      $ 22,841,934       $9,150,249


                                            FORFEITURE        INVESTMENT
                            GROWTH             CASH             PLAN
                             FUND            ACCOUNT            LOANS            TOTAL

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
   beginning of year  $    5,948,930      $       17,735    $ 4,876,708      $158,378,119

ADD (DEDUCT):
Corporation
 contributions                   ---                 ---            ---         8,031,143

Employee
 contributions             1,757,974                 ---            ---        16,445,197
                           1,757,974                 ---            ---        24,476,340
Income from
 investments:
  Dividend income            103,477                 ---            ---           774,970
  Interest income                250               2,120        439,088         7,902,625
  Realized gain (loss)
    on sale of
    investments              379,254                 ---            ---           515,757
  Unrealized
   appreciation for
   the year                2,038,294                 ---            ---        13,429,624
                           2,521,275               2,120        439,088        22,622,976

Benefit payments and
  participant
  withdrawals               (222,736)                ---       (196,761)      (10,452,055)

Participants'
  elections for
  transfers between
  funds                    2,391,316              71,027            ---               ---

Withdrawals from funds        87,519                 ---      1,232,709               ---
  due to loans

Net increase in
  assets during the
  year                     6,535,348              73,147      1,475,036        36,647,261

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year          $  12,484,278            $ 90,882   $  6,351,744     $ 195,025,380

          The accompanying notes to financial statements are an integral part of these statements.


                      USG CORPORATION INVESTMENT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  YEARS ENDED DECEMBER 31, 1995 AND 1994


                                   1994

                        USG COMMON              FIXED             GOVERNMENT           EQUITY
                          STOCK                INCOME             INVESTMENT           INDEX              BALANCED
                          FUND                  FUND                 FUND               FUND                 FUND

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year   $  9,243,132        $   98,756,106      $    4,169,471      $   12,800,852      $   3,430,348

ADD (DEDUCT):
Corporation
 contributions                 ---            16,273,711                 ---                 ---                 ---

Employee
 contributions           1,499,307             7,911,878             537,884           2,017,850            1,084,472
                         1,499,307            24,185,589             537,884           2,017,850            1,084,472

Income from
 investments:
  Dividend income             ---                    ---                 ---             391,793              184,263
  Interest income          47,179              5,931,203             162,048               1,217                1,525
  Realized gain (loss)
    on sale of
    investments          (584,641)                   ---                 ---             101,842              251,991
  Unrealized
   depreciation
    for the year       (3,060,319)                   ---                 ---            (308,121)            (372,372)
                       (3,597,781)             5,931,203             162,048             186,731               65,407

Benefit payments
  and participant
  withdrawals            (264,030)            (7,553,496)           (438,426)           (629,232)            (117,860)

Participants'
  elections for
  transfers between
  funds                 2,144,303             (4,086,076)           (362,048)           (371,181)           1,412,268

Withdrawals from
  funds                   (68,777)            (2,364,944)            (26,383)           (93,170)             (103,165)
  due to loans
Administrative
  expenses                    ---                (15,656)                ---                ---                   ---

Net increase
  (decrease) in
  assets during
  the year               (286,978)            16,096,620            (126,925)         1,110,998             2,341,122

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year         $ 8,956,154        $   114,852,726         $ 4,042,546       $ 13,911,850           $ 5,771,470



                                            FORFEITURE           INVESTMENT
                          GROWTH               CASH                 PLAN
                           FUND               ACCOUNT               LOANS              TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year   $  3,299,495        $       3,378       $   2,304,501      $  134,007,283

ADD (DEDUCT):
Corporation
 contributions                 ---                  ---                 ---          16,273,711

Employee
 contributions           1,591,117                  ---                 ---          14,642,508
                         1,591,117                  ---                 ---          30,916,219

Income from
 investments:
  Dividend income           89,396                  ---                 ---             665,452
  Interest income            1,050                1,774             131,660           6,277,656
  Realized gain
   (loss) on sale
   of investments          216,748                  ---                 ---             (14,060)
  Unrealized
   depreciation
   for the year           (407,334)                 ---                 ---          (4,148,146)
                          (100,140)               1,774             131,660           2,780,902

Benefit payments
  and participant
  withdrawals             (105,267)              (7,693)           (194,625)         (9,310,629)

Participants'
  elections for
  transfers between
  funds                  1,242,458               20,276                 ---                 ---

Withdrawals from
  funds due                 21,267                  ---           2,635,172                 ---
  to loans

Administrative
  expenses                     ---                  ---                 ---             (15,656)

Net increase
  (decrease) in
  assets during
  the year               2,649,435               14,357           2,572,207          24,370,836

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year         $  5,948,930            $  17,735       $  4,876,708        $ 158,378,119

     The accompanying notes to financial statements are an integral part of these statements.

                            USG CORPORATION
                            INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1995 AND 1994



1.  DESCRIPTION OF THE PLAN

The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. On January 2, 1989, the Plan was amended and completely restated effective as of January 1, 1989 ("restated Plan"). The amendment and restatement incorporates all prior amendments to the Plan and makes changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees effective January 1, 1989, and to change the name of the Plan to the USG Corporation Investment Plan.

The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

The Plan provides, among other things, that participants may contribute up to 9% of their annual compensation to the Plan during the year effective January 1, 1989, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

Employee contributions are invested by the Trustee in any one or a combination of six funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) United States Government obligations (Government Investment Fund), (c) other obligations providing a fixed rate of interest (Fixed Income Fund), (d) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund), (e) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), or (f) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund). Investment in the USG Common Stock Fund was suspended effective January 1, 1992, and was reopened July 1, 1993.

Participants may elect to have their contributions invested in 5% increments in any fund and can change their investment election each quarter. In order to change their investment options, transfer their prior accumulated account to another investment option, increase or decrease the percent of contributions, and to make requests for withdrawals, participants are required to provide notice by the 15th day of the last month of any quarter.

At December 31, 1995 and 1994, the Fixed Income Fund was primarily composed of an investment in group annuity contracts maintained by Provident Life Insurance Co., Metropolitan Life Insurance Co. and John Hancock Mutual Life Insurance Co. The Equity Index Fund was invested in the Vanguard Institutional Index Fund.

As of December 31, 1995 and 1994, the Balanced Fund was invested in the Fidelity Puritan Fund and the Growth Fund was invested in the IDS New Dimensions Fund.

Corporation contributions, whether made in cash or stock, are initially invested in the Fixed Income Fund. If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in collective investment funds and any earnings in the fund are credited to the participants' accounts.

The sixth amendment to the Plan was adopted in 1993 which provides that the Corporation makes formula matching contributions for each plan year commencing after December 31, 1992, if at least 80% of the consolidated earnings goal of the Corporation has been met for that plan year. The ninth amendment adopted by the Plan on January 1, 1996 makes further changes to the maximum Corporation quarterly matching contributions. For each calendar quarter commencing after December 31, 1993, the Corporation will also make quarterly matching contributions in an amount equal to 25% of each eligible participant's basic contributions made during that calendar quarter not in excess of 4% prior to January 1, 1996 and 6% effective January 1, 1996 as amended by the ninth amendment, of his or her earnings for that calendar quarter.

The sixth amendment also established a balanced fund and a growth fund which increased the investment options under the Plan to six. In addition, provisions for loans to participants were established by this amendment.

The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

The Plan is administered by the Pension and Investment Committee, which consists of three or more members appointed by the Board of Directors of USG Corporation.

Administrative expenses of the Plan, except for charges such as brokerage fees and expenses related to group annuity contracts, are paid by the Corporation.

At December 31, 1995 and 1994, there were approximately 10,723 and 10,188 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The statements are prepared on the accrual basis of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the statements to accrue for the portion of annual contributions unpaid at year-end.

All investments of the Plan are valued at market. Unrealized appreciation (depreciation) of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Market value and cost are equal for the group annuity contract and short-term investments.

Metropolitan Life Insurance Co., Provident Life Insurance Co. and John Hancock Mutual Life Insurance Co. group annuity contracts earned guaranteed interest at rates varying from 5.66% to 7.20% at December 31, 1995. The rates for 1994 ranged from 5.75% to 7.76%. The Insurance contract earnings are calculated net of administrative fees.

For the USG Common Stock Fund, cost was $54,917,273 and $53,616,499 as of December 31, 1995 and 1994, respectively. For the Equity Index Fund, the amount by which market value exceeded cost was $4,940,810 at December 31, 1995, and $7,528 at December 31, 1994. For the Balanced Fund, market value exceeded cost by $572,057 at December 31, 1995, and the market value was below cost by $389,530 at December 31, 1994. For the Growth Fund, market value was $1,553,811 above cost at December 31, 1995 and the market value was below cost by $484,484 at December 31, 1994.

Pending transactions from participants' elections for transfers between funds represent the fourth quarter transfers between funds that were elected by participants but have not been executed by the Trustee before year-end as well as withdrawals from participants' accounts to make loans to them. In order to present the proper balance of net assets in each fund at year-end, a receivable and payable were used to record such pending transactions and the net amount of transfers in or out for each fund during the year was presented in participants' elections for transfers between funds on the accompanying statement of changes in net assets available for plan benefits.

3. TAX STATUS

The Plan, as amended and restated, effective January 1, 1989, meets the requirements of Section 401 (a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501 (a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.

4. EMPLOYER CONTRIBUTIONS

The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

The Corporation formula matching contribution schedule was amended through the eighth amendment effective with the 1995 Plan year. Beginning January 1, 1995, each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay fees of the plan and are held in the Forfeiture Cash
Account.

5. DISTRIBUTION ON TERMINATION OF THE PLAN

In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 1995 and 1994:

INVESTMENTS AT        DECEMBER 31, 1995              DECEMBER 31, 1994
FAIR VALUE                        NET                              NET
DETERMINED BY                 APPRECIATION                     APPRECIATION
QUOTED MARKET       FAIR      (DEPRECIATION)       FAIR       (DEPRECIATION)
PRICE:              VALUE     IN FAIR VALUE        VALUE       IN FAIR VALUE

USG Common
  Stock          $15,913,830   $  5,251,225     $ 8,762,813   $ (3,644,960)
Vanguard Index
  Trust           21,879,768      5,108,530      14,105,363       (206,279)
Fidelity Puritan
  Fund             8,263,417      1,168,078       5,787,179       (120,381)
IDS New Dimension
  Fund            11,173,930      2,417,548       6,016,093       (190,586)
SUB-TOTAL         57,230,945     13,945,381      34,671,448     (4,162,206)

INVESTMENTS AT
FAIR VALUE
DETERMINED BY
OTHER THAN
QUOTED MARKET
PRICE:

Mortgages,
  Notes,
  Contracts       79,041,920         ---         88,626,521         ---
Collective
  Short-Term
  Investment
  Fund            46,601,716         ---         18,250,631          ---


SUB-TOTAL       125,643,636          ---        106,877,152          ---


TOTAL
INVESTMENTS    $182,874,581   $ 13,945,381     $141,548,600    $ (4,162,206)

At December 31, 1995 and 1994, the following investments exceeded 5% of the net assets available for the Plan benefits:

                                     1995                 1994

USG Corporation Common Stock     $15,913,830          $ 8,762,813

Metropolitan Life Insurance
  Company, GAC 13908              15,057,347           12,107,915

Metropolitan Life Insurance
  Company, GAC 12577                   -               10,955,303

Provident Life Insurance
  Company, GAC 627-05701          22,233,313           20,809,915

John Hancock Mutual Life
  Insurance Company, GAC 8396     10,031,727                -

John Hancock Mutual Life
 Insurance Company, GAC 6317      31,719,533           44,753,388

Vanguard Index Trust              21,879,768           14,105,363

IDS New Dimension Fund            11,173,930                -

Collective Short Term
  Investment Fund                 46,601,716           18,250,631

7. PARTICIPANT LOANS

Effective October 1, 1993, a participant can obtain a loan from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $100 increments. The Plan restricts the participant to one outstanding loan at a time. The loan can be repaid by the participant over a five year period, or sooner, in full, with interest at the prime rate. Default on a loan by a participant will be treated as a hardship withdrawal and will be subject to IRS penalties.

                                               SCHEDULE I

                         USG CORPORATION
                         INVESTMENT PLAN

             SCHEDULE OF INVESTMENTS HELD AT YEAR END
                        DECEMBER 31,  1995
                               PRINCIPAL
                            AMOUNT/NUMBER                       FAIR
                              OF SHARES           COST          VALUE
COMMON STOCK

 USG Corporation                530,461     $ 54,917,273    $ 15,913,830

 Vanguard Index Trust           377,693       16,938,958      21,879,768

 IDS New Dimension Fund         647,014        9,620,119      11,173,930

 Fidelity Puritan Fund          485,798        7,691,360       8,263,417


TOTAL COMMON STOCKS                           89,167,710     $57,230,945

CONTRACTS

 Metropolitan Life
  Insurance Company,
      GAC 13908             $15,057,347       15,057,347      15,057,347

 Provident Life
  Insurance Company,
      GAC 627-05701         $22,233,313       22,233,313      22,233,313

 John Hancock Mutual Life
  Insurance Company,
      GAC 8396              $10,031,727       10,031,727      10,031,727

John Hancock Mutual Life
  Insurance Company,
      GAC 6317              $31,719,533       31,719,533      31,719,533


TOTAL CONTRACTS             $79,041,920       79,041,920      79,041,920

SHORT-TERM INVESTMENTS

 Collective Government
   Short-Term Investment
   Fund                     $ 4,490,474        4,490,474       4,490,474

 Collective Short-Term
   Investment Fund          $42,111,242       42,111,242      42,111,242

TOTAL SHORT-TERM
  INVESTMENTS               $46,601,716     $ 46,601,716    $ 46,601,716


TOTAL INVESTMENTS                           $214,811,346    $182,874,581

                                               SCHEDULE II


                           USG CORPORATION
                           INVESTMENT PLAN


                 SCHEDULE OF REPORTABLE TRANSACTIONS
                FOR THE YEAR ENDED DECEMBER 31, 1995



SERIES OF TRANSACTIONS IN THE SAME SECURITY:

                      TOTAL        COST        TOTAL       CURRENT
  DESCRIPTION OF    NUMBER OF       OF       NUMBER OF     VALUE OF
     SECURITY       PURCHASES      ASSET       SALES        SALES
Collective
  Short-term
  Investment
  Fund                 380     $58,561,154       232      $30,647,045

Metropolitan
    GAC #12577           7         423,483         1       11,378,786

John Hancock Mutual
 Life Insurance,
    GAC 8396             2      10,031,727         0            -

John Hancock Mutual
 Life Insurance,
    GAC 6317            12       2,147,826         4       15,181,680
